EXHIBIT 2.1

                         STATEMENT OF UNDERSTANDING FOR
                     PURCHASE OF SHARES OF COMPUPRINT, INC.



      THIS STATEMENT OF UNDERSTANDING FOR THE PURCHASE OF SHARES OF COMPUPRINT, INC. (the "Agreement"), dated as of December 27, 2005, is by and between two parties: (i) CompuPrint, Inc., a North Carolina corporation with offices at 99 Park Avenue, 16th Floor, New York, New York 10016 ("CPPT"), and (ii) ESTERNA LIMITED, a Cyprus entity with offices at Riga Feraiou 8, Libra Chambers, off.22, Limassol, Cyprus (the "Purchaser").

      WHEREAS, the Purchaser wishes to purchase a total of 50,000,000 shares of CPPT common stock, $.0001 par value, which upon closing is to represent 50% of the outstanding shares of CPPT; and

      WHEREAS, CPPT wishes to sell shares of its common stock to the Purchaser in the amounts, subject to the conditions precedent stated herein, and on the terms and conditions referenced herein, and in such contracts of sale and other documents as are commonly associated as exhibits to such transactions, including, but not limited to, the shareholders' agreement, voting proxies and other agreements as referenced hereinbelow;

      THEREFORE, IT IS NOW STATED, as follows:

      1. Subject to the conditions precedent, including the Purchaser purchasing from CPPT 500,000 shares of CPPT common stock, $.0001 par value, by payment leaving Purchaser's account on or before December 31, 2005 for delivery to CPPT and receipt by CPPT on or before January 3, 2006, and those discussed below, CPPT agrees to sell 49,500,000 shares of its restricted, legended common stock, on an "all or none" basis, for $49,500,000 payable at a closing that requires full cash payment that must be made on or before March 31, 2006 (the "Closing"), pursuant to and subject to the provisions, conditions, requirements and agreements described below. If no Closing has occurred on or before March 31, 2006, for whatever reason, the Purchaser shall not have any rights pursuant hereto.

      2. Nothing herein shall preclude CPPT from private placement or other sales of its equity or debt securities prior to the Closing, on such terms as CPPT, in its sole discretion shall determine, but provided that CPPT does not issue equity securities (i) in total amount exceeding $10,000,000 and (ii) at a price of less than or equal to $1. However, to the extent that any such sales prior to the Closing result in an amount of CPPT common stock outstanding at the time of Closing that is greater than 50,000,000 shares, the Purchaser shall also receive at the Closing, the amount of one-year warrants to purchase such additional amount of common stock, exercisable at $1 a share, that equals the amount of common stock of CPPT outstanding immediately prior to the Closing that is more than 50,000,000 shares, the purpose for which is to insure that the Purchaser has the ability to purchase up to such amount of shares as equals 50% of CPPT outstanding shares, should it chose to exercise the warrants. To be clear, the purpose hereof is to insure that the Purchaser has the right to ownership of 50% of the outstanding shares of CPPT by adding to its 49,500,000 purchase at the Closing the number of one-year warrants exercisable at $1 a share that will bring its rights to ownership to equal 50% of the shares outstanding after the Closing on the 49,500,000 shares. In the foreseeable event that either the Purchaser or the current controlling shareholders of CPPT (Railyan, Rozenberg and Brecher, hereinafter the "Railyan Group") may not have an equal number of shares on or immediately after the Closing, such event shall not alter the terms of the shareholders' agreement for voting as if each of the Purchaser and the Railyan Group had the same number of shares. Acquisition and voting of more than an equal number of shares of CPPT after the Closing by the Purchaser or the Railyan Group, or by anyone affiliated with or acting in concert with either of them, shall be prohibited by the shareholders' agreement and shall constitute a prohibited "change of control".

      3. The parties hereto agree that, immediately after the Closing, CPPT shall nominate three Board members designated by the Purchaser, subject to the consent of CPPT and the consent of the Railyan Group as to each of the three Purchaser designees, which consent shall not be unreasonably withheld. The Railyan Group shall have the unfettered right to retain the current three Board membership positions, as designated by the Railyan Group. Ivan Railyan, shall, at all times, remain Chairman of the Board of Directors, Roman Rozenberg and Dan Brecher shall, at all times, remain Directors of CPPT, and the Purchaser and its designees agree to vote accordingly. The Board of Directors, as soon as practicable after Closing, shall consist of six directors.

      4. The parties agree to enter into a shareholders' agreement that shall only take effect on Closing, and that shall provide, along with terms and provisions customary to such agreements, and those consistent herewith, for voting proxies, and for equal voting as between the Purchaser on the one hand and the Railyan Group on the other hand. So long as each of the two parties, the Purchaser and the Railyan Group, retain a total of at least 85% of their respective equity positions as exist immediately after the Closing, the voting provisions of the shareholders' agreement shall provide for equal voting, as if each of the two sides held an equal amount of the voting stock, and neither party shall vote in a manner objected to by the other party on any material matter. If one of the parties changes its ownership, the other party remains entitled to enforce the equal voting provisions of the shareholders' agreement. The Purchaser represents that it presently has one shareholder, Mikhail Gamzin, and, that it contemplates the addition of one marquee investor as a shareholder of the Purchaser, and as the source of the majority of the purchase price for the 49,500,000 shares of CPPT, subject to the approval of CPPT, which approval shall not be unreasonably withheld. The shareholders' agreement shall also provide for voting for the six member Board of Directors of CCPT described in paragraph 3 above. The shareholders' agreement shall require voting proxies and voting consistent with the CPPT business model, plan and budget, all of which shall be provided to the Purchaser at least two weeks prior to Closing. The shareholders' agreement shall require Board approval for new share issuances, mergers, material acquisitions, annual approval of budgets consistent with the business model and obligations existing or disclosed immediately prior to Closing, and for material sales of assets. The Purchaser acknowledges that public offerings of securities of subsidiaries and affiliates of CPPT, and offerings of CPPT securities through recognized regional and national brokers, are a material part of the CPPT business model. Board approval shall not be required for transactions in the ordinary course of business or consistent with the approved budgets, business model or disclosed obligations, as reported in SEC filings.

      5. This Agreement shall be governed by, and interpreted in accordance with, the Laws of the State of New York. If there is any dispute with regard to any agreement between the parties, with regard to any vote had or to be had, or any matters relating to the control, operations or other aspect of the dealings between the parties in regard to CPPT or any affiliate, any such matter shall be referred to an established arbitration forum located in the County, City and State of New York, that utilizes the services of retired State court judges, such as JAMS Endispute, or such other forum as is mutually agreed to by the parties and utilizes a retired State or federal court judge for such resolution by binding arbitration, if needed; and, a party shall not unreasonably withhold its consent to such forum. Any order, decision or award resulting from such arbitration shall be confirmed in a state or federal court located in New York County, and the parties consent to such jurisdiction and venue.

      6. The Purchaser agrees that five year employment agreements with current management, with increased salaries and benefits, shall be made, mindful that there are substantially increased responsibilities as a result of the Closing.

      7. The CPPT business model, and the proposed annual budget for the 12 months following the Closing, shall be presented to the Purchaser by CPPT at least two weeks prior to the Closing, for approval by the Purchaser prior to the Closing, which approval shall not be unreasonably withheld.

      8. This agreement is subject to due diligence investigation by the parties, including, but not limited to, review by the Purchaser of the SEC filings by CPPT, the financial statements of the parties, the management resumes and related information as to the parties and control persons. The parties agree that they shall act in a cooperative manner in exchanging all relevant information requested by the other party in connection with its due diligence investigation. The Purchaser acknowledges that it has already been provided with sufficient information regarding its due diligence investigation in connection with the technology utilized by CPPT, and further acknowledges that all information previously or subsequently provided by CPPT to any affiliate, agent or advisor of the Purchaser is governed by a previously signed confidentiality agreement. The parties shall enter into a similar confidentiality agreement contemporaneous with the signing of this agreement.

      9. This Agreement is subject to compliance with all applicable rules and regulations, including, but not limited to, applicable state and federal corporate and securities laws and rules. The Purchaser acknowledges that CPPT intends to reincorporate as a Delaware corporation, merge CPPT and Terra Insight Corporation under the laws of the State of Delaware, change its corporate name to "Terra Insight Corporation" or such other corporate name as is selected by CPPT's Board of Directors, and increase its authorized capital to 250,000,000 shares or such other amount as is approved by CPPT stockholders, which are matters that will be effected upon stockholder approval of those entitled to vote thereon. The Purchaser represents that it has reviewed the SEC filings of CPPT to date.

      10. The parties acknowledge that each has participated in the drafting of this agreement, and this agreement shall not be construed as having been drafted by only one of the parties. This is the entire agreement between the parties. All representations and agreements, express or implied, oral or written, of the parties hereto are contained herein. In connection with the execution of this agreement, no party is relying on any prior statements, representations or warranties, express or implied, oral or written.

      11. The provisions of paragraphs 1 through 9 above are each deemed material to this agreement and the Closing as described herein.

      12. Notices hereunder shall be made in writing, and this agreement cannot be changed orally, but only by a writing signed by the parties. Notices shall be deemed delivered if sent by a reputable international overnight courier service. The addresses for such communications shall be:

                         If to CompuPrint, Inc.:
                         c/o Terra Insight Corporation
                         Attn.: Roman Rozenberg, Chief Executive Officer 99 Park Avenue, 16th Floor
                         New York, NY 10016

                         With a copy (which shall not constitute notice) to:
                         Attn.:  Dan Brecher, Esq.
                         Law Offices of Dan Brecher
                         99 Park Avenue, 16th Floor
                         New York, NY 10016
                         Fax:  212-808-4155

                         If to Purchaser:
                         Esterna Limited
                         Attn.:  Andri Demetriou, Director
                         Riga Feraiou 8, Libra Chamers, off.22, Limassol, Cyprus
                         Fax: +357-25-878261

      13. If, as a result of a determination of a forum provided for in Section 5 above, any provision of this Agreement is held to be invalid, illegal or unenforceable, the Agreement shall be terminated, except that any confidentiality provisions contained herein shall survive such termination. The sole remedy of the Purchaser in the event of any failure to close or breach hereof is the termination of this agreement. If there is no Closing, there shall be no injunctive or monetary relief sought or awarded as against either party in regard to this agreement.

      14. The Purchaser, and its employees, agents and affiliates, understand that CPPT is a publicly held corporation and that all information regarding the transactions and potential transactions of CPPT, its affiliates and the project entities is highly confidential, and that it is critical that the Purchaser and its employees, affiliates and agents not reveal or circumvent any of the proposed or potential transactions that are discussed with or noticed to the Purchaser in any way related to the business of CPPT, its affiliates or the project entities. The Purchaser understands that revealing or circumventing, in any way any of the proposed transactions or project entities would be a breach of duties, representations and obligations accepted by the Purchaser hereunder and pursuant to its agreement with CPPT. the Purchaser specifically consents to the jurisdiction of the forum provided for in paragraph 5 above, and to that of the courts of the County, City and State of New York for the purpose of enforcement of these duties, obligations and agreements. The Purchaser specifically acknowledges and agrees that a breach of any of the duties, representations and obligations as to confidentiality and non-circumvention related hereto and to its agreements with CPPT will cause irreparable harm to CPPT, and the Purchaser consents to the entry of judgment for injunctive remedies in any forum and in any court of competent jurisdiction as to any such breach. Service of process as to any dispute related to the agreements between the parties may be made upon the Purchaser by a reputable international overnight courier service addressed to the Purchaser at the address as provided for herein.

      15. This Agreement is made in the English language in two copies having equal legal force, and each party hereto retains a copy hereof. This Agreement may be executed in counterparts.





ESTERNA LIMITED                                   COMPUPRINT, INC.

By:      /s/ Andri Demetriou                      By:      /s/ Roman Rozenberg
   ---------------------------------                 -------------------------
Name: Andri Demetriou                             Name:  Roman Rozenberg
Title:  Director                                  Title: Chief Executive Officer